Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	TripAdvisor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 11, 2014
File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished on behalf of TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated April 8, 2014 (the “Letter”) from Stephen Krikorian of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 001-35362) that was filed with the Commission on February 11, 2014 (the “2013 Form 10-K”). The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Laura Veator and Barbara C. Jacobs of the Commission. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in the Form 10-K and it has authorized this firm to respond to the Letter as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 45

Comment No. 1

We note that your revenue per hotel shopper for fiscal year 2013 declined, in part, due to lower user conversion associated with the transition to hotel metasearch and other factors. Please tell us whether the reduction in user conversion presents a trend or uncertainty that has had, or that you reasonably expect will have, a material impact on your business. Please also tell us what consideration you have given to disclosing qualitative and quantitative information regarding the user conversion rate and its change from period to period. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.A of SEC Release 33-8350.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian

May 6, 2014

RESPONSE:

In the Quarterly Report on Form 10-Q for the three months ended September 30, 2013 and the 2013 Form 10-K, we identified the decline in revenue per hotel shopper as a material trend based on our reasonable expectation that this trend would continue to have a material impact on our business. As described in the 2013 Form 10-K, the reason for the decline in revenue per hotel shopper was the result of several factors, including (i) our recent transition to hotel metasearch, (ii) the growth in hotel shoppers on smartphones, which have a lower monetization rate than desktops and tablets, and (iii) the growth in emerging international markets, which are currently monetizing at lower levels than our mature markets. Our transition to hotel metasearch, which was introduced to improve the user experience, has caused a significant and persistent shift to new levels of user conversion, which is a measure of how many hotel shoppers ultimately click on a link that generates revenue for us. However, we do not believe there is a reasonable likelihood of the recurrence of such a shift in future periods. Therefore, we determined that a quantification of user conversion, and the comparison of a user conversion rate in a period in which hotel metasearch was utilized to a user conversion rate in a historic period that preceded the transition to hotel metasearch, would not provide meaningful information to an investor.

In addition, we described in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, user conversion is merely one component of revenue per hotel shopper, which is one driver of our click-based revenue stream, and there are other factors impacting revenue generally and click- based revenue in particular. These factors and their influence over revenue continue to evolve as we implement new strategies and develop new revenue generating activities. As a result, we believe that disclosing detailed qualitative and quantitative information regarding the user conversion rate and its change from period to period, would place too much emphasis on this one component of one source of revenue and could potentially be misleading given the lack of a direct correlation between user conversion rates and revenue per hotel shopper.

Furthermore, we believe that following the completion of the metasearch transition period, the user conversion rates with hotel metasearch will stabilize and cease to have as meaningful an impact on revenue per hotel shopper. For example, in the first quarter of 2014, despite a decline in user conversion during that period in comparison to the first quarter of 2013, we are seeing an increase in revenue per hotel shopper due to the inherent improvements in cost-per-click pricing, or CPC pricing, associated with the online travel agency, (“OTA”), bidding process that underlies the hotel metasearch business model. If we determine that this is not the case, and that trends in user conversion are material to an investor’s understanding of long-term trends in revenue per hotel shopper, we will reconsider our disclosure. Currently, we continue to

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian

May 6, 2014

focus our efforts, and our disclosure, on strategies that will increase revenue per hotel shopper, including, but not limited to: improved strategies to further monetize on our mobile platform as our number of mobile visitors continues to grow, and the increased maturity of our OTA bidding process in emerging international markets.

Comment No. 2

We note from your disclosure on page 16 that CPC pricing for click-based advertising is based, in part, on competition between advertisers. Your disclosure on page 47 also explains how the change in CPC pricing paid by Expedia during fiscal years 2011 to 2013 had an impact on revenue during these years. Please tell us how the CPC pricing paid by other advertisers, including Priceline, has changed, if at all, over the past three years and whether any price change has had a material impact on your revenues during that time. See Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE:

As a result of the spin-off from Expedia in December 2011, we had expected Expedia to lower its CPC pricing by 10-15% beginning in the fourth quarter of 2011, as noted in each of our Annual Reports on Form 10-K for the periods ended December 31, 2011 and December 31, 2012, and therefore continued to provide more detailed disclosure related to pricing for Expedia in our 2013 Form 10-K. However, we respectfully inform the Staff that in fiscal years 2011 and 2012, CPC pricing paid by advertisers other than Expedia did not fluctuate materially and did not have a material impact on our revenues. Furthermore, while there was an average increase in CPC pricing in fiscal year 2013 that contributed to our revenues, this increase was generally consistent across all of our advertisers. The key driver of this increase was related to the implementation of hotel metasearch which we completed in June 2013. Our metasearch capabilities allowed us to deliver higher quality clicks to our customers, including Expedia and Priceline; as a result, our customers are willing to bid and pay higher prices for this traffic. Our customers, including OTAs, that participate in the bidding process, determine the CPC pricing paid. The amount they are willing to bid for any particular property can be be affected by a variety of factors, such as customer bid optimization and initiatives to expand their reach or achieve other strategic outcomes. As a result, any material pricing trends are difficult to predict. Further, our form of advertising agreement, which we have entered into with Priceline and our other OTA customers and recently entered into with Expedia, does not contain terms related to pricing; as stated above, the prices paid by our customers are determined in the bidding process. As a result, we are not currently contemplating any additional disclosure, but are continually evaluating our disclosure and intend to provide additional information to the extent trends are known and determined to be material to an investor’s understanding of our business.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian

May 6, 2014

Comment No. 3

You state that for the fiscal year 2013, your two most significant advertising customers, Expedia and Priceline (and their subsidiaries), each accounted for more than 10% of your total revenue and combined accounted for 47% of total revenue. Of this percentage, Expedia comprised 23% while Priceline comprised 24%. Prior fiscal years show similar concentration with these customers. Please advise of the consideration given to filing your advertising agreements with these entities or incorporating by reference these agreements. In this regard, we note that a master advertising agreement (CPC) with Expedia was filed in an 8-K filed in December 2011 and amended in March 2012; while this 8-K and amendment were incorporated by reference into your fiscal year 2012 10-K, they were not incorporated into your fiscal year 2013 10-K. Further, we believe that the material terms of your advertising agreements with Expedia and Priceline should be set forth in future filings.

RESPONSE:

The Master Advertising Agreement (CPC) with Expedia filed in the Current Report on Form 8-K in December 2011 and amended March 2012, has been terminated and is no longer in effect. Instead, we have entered into our standard form of advertising agreement with Expedia, which is the same form of advertising agreement we have entered into with Priceline and our other OTA customers. As described above, our advertising agreements do not contain pricing terms, as pricing is determined pursuant to the OTA bidding process, but do contain terms related to payment mechanics, advertising criteria and other general provisions. This form of agreement was filed as Exhibit 10.21 to our 2013 Form 10-K, and in the future, as per the Staff’s comment, the Company plans to include a summary description of the terms of this agreement in its annual reports on Form 10-K.

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If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan, Esq.

Michael J. Minahan, Esq.

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.
Seth Kalvert, SVP and General Counsel, TripAdvisor, Inc.
Linda C. Frazier, VP and Associate General Counsel, TripAdvisor, Inc.